Mail Stop 3561

July 14, 2009

Bradley J. Moynes
Chief Executive Officer
Black Diamond Brands Corporation
595 Hornby Street, Suite 600
Vancouver, BC, Canada, V6C 2E8

   Re: Black Diamond Brands Corporation
      Form 20-F for Fiscal Year Ended
      December 31, 2007
      Filed August 13, 2008
      File No. 000-52145

Dear Mr. Moynes:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

       Sincerely,

       Brian Bhandari
       Branch Chief
       Office of Beverages, Apparel and
       Health Care Services